SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Smart Share Global Limited
(Name of Issuer)

Class A ordinary shares, par value $0.0001 per share
(Title of Class of Securities)

83193E102**
(CUSIP Number)

December 31, 2023
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

(Page 1 of 7 Pages)

______________________________

*The remainder of this cover page shall be filled out for the reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

**There is no CUSIP number assigned to the Class A Ordinary Shares. CUSIP number 83193E102 has been assigned to the American Depositary Shares ("ADSs") of the Company, which are quoted on the Nasdaq Global Select Market under the symbol "EM." Each ADS represents 2 Class A Ordinary Shares.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 83193E102	13GA	Page 2 of 7 Pages

1	NAME OF REPORTING PERSON HHLR Advisors, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 62,367,293 Class A Ordinary Shares*
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 62,367,293 Class A Ordinary Shares*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 62,367,293 Class A Ordinary Shares*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 14.0%
12	TYPE OF REPORTING PERSON IA

*Consists of (i) 3,949,700 ADSs representing 7,899,400 Class A Ordinary Shares (as defined below) held by a fund managed by HHLR (as defined in Item 2(a) below) and (ii) 54,467,893 Class A Ordinary Shares held by a fund managed by HIM (as defined in Item 2(a) below). HHLR and HIM are under common control and share certain policies, personnel and resources.

CUSIP No. 83193E102	13GA	Page 3 of 7 Pages

1	NAME OF REPORTING PERSON Hillhouse Investment Management, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 62,367,293 Class A Ordinary Shares*
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 62,367,293 Class A Ordinary Shares*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 62,367,293 Class A Ordinary Shares*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 14.0%
12	TYPE OF REPORTING PERSON IA

* Consists of (i) 3,949,700 ADSs representing 7,899,400 Class A Ordinary Shares held by a fund managed by HHLR and (ii) 54,467,893 Class A Ordinary Shares held by a fund managed by HIM. HHLR and HIM are under common control and share certain policies, personnel and resources.

CUSIP No. 83193E102	13GA	Page 4 of 7 Pages

Item 1(a).	NAME OF ISSUER:
The name of the issuer is Smart Share Global Limited (the "Company").

Item 1(b).	ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
The Company's principal executive office is 6th Floor, 799 Tianshan W Road, Changning District, Shanghai 200335, The People’s Republic of China.

Item 2(a).	NAME OF PERSON FILING:
This Schedule 13G/A is filed by HHLR Advisors, Ltd., an exempted Cayman Islands company ("HHLR") and Hillhouse Investment Management, Ltd., an exempted Cayman Islands company ("HIM"). The foregoing persons are hereinafter sometimes each referred to as a "Reporting Person" and collectively referred to as the "Reporting Persons." HHLR acts as the sole management company of HHLR Fund, L.P. ("HHLR Fund"). HHLR is hereby deemed to be the beneficial owner of, and to control the voting and investment power of, the Class A Ordinary Shares held by HHLR Fund. HIM acts as the sole management company of Hillhouse Fund III, L.P. ("Fund III"). Fund III owns HH RSV-XXII Holdings Limited ("HH RSV"). HIM is hereby deemed to be the beneficial owner of, and to control the voting and investment power of, the Class A Ordinary Shares held by HH RSV. HHLR and HIM are under common control and share certain policies, personnel and resources. Accordingly, each of HHLR and HIM reports on this Schedule 13G/A that it has shared voting and dispositive power of the Class A Ordinary Shares beneficially owned by each of HHLR and HIM.

Item 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:
The address of the business office of each of the Reporting Persons is Office #122, Windward 3 Building, Regatta Office Park, West Bay Road, Grand Cayman, Cayman Islands, KY1-9006.

Item 2(c).	CITIZENSHIP:
Cayman Islands

Item 2(d).	TITLE OF CLASS OF SECURITIES:
Class A ordinary shares, par value $0.0001 per share (the "Class A Ordinary Shares").

Item 2(e).	CUSIP NUMBER:
There is no CUSIP number assigned to the Class A Ordinary Shares. CUSIP number 83193E102 has been assigned to the American Depositary Shares ("ADSs") of the Company, which are quoted on the Nasdaq Global Select Market under the symbol "EM." Each ADS represents 2 Class A Ordinary Shares.

CUSIP No. 83193E102	13GA	Page 5 of 7 Pages

Item 3.	IF THIS STATEMENT IS FILED PURSUANT TO Rules 13d-1(b), OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:
	(a)	☐	Broker or dealer registered under Section 15 of the Act;
	(b)	☐	Bank as defined in Section 3(a)(6) of the Act;
	(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act;
	(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940;
	(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
	(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;
	(j)	☐	A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);
	(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	OWNERSHIP:
The percentage set forth in this Schedule 13G/A is calculated based upon an aggregate of 444,390,065 Class A Ordinary Shares reported to be issued and outstanding as of December 31, 2022, as reported in the Company's Form 20-F filed with the Securities and Exchange Commission on April 28, 2023.

The information required by Items 4(a) - (c) is set forth in Rows 5 - 11 of the cover page for each of the Reporting Persons and is incorporated herein by reference.

Item 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:
Not applicable.

CUSIP No. 83193E102	13GA	Page 6 of 7 Pages

Item 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:
See Item 2.

Item 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON:
Not applicable.

Item 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:
Not applicable.

Item 9.	NOTICE OF DISSOLUTION OF GROUP:
Not applicable.

Item 10.	CERTIFICATION:
Each of the Reporting Persons hereby makes the following certification:

By signing below each Reporting Person certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 83193E102	13GA	Page 7 of 7 Pages

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATE: February 14, 2024

HHLR Advisors, Ltd.

/s/ Audrey Woon
Name: Audrey Woon
Title: Chief Compliance Officer

HILLHOUSE INVESTMENT MANAGEMENT, LTD.

/s/ Audrey Woon
Name: Audrey Woon
Title: Chief Compliance Officer